Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated April 6, 2016

Supplementing the Preliminary Prospectus Supplement, dated April 6, 2016

Registration No. 333-200408

$1,000,000,000

8.250% Senior Notes due 2020

This Pricing Supplement is qualified in its entirety by reference to the preliminary prospectus supplement dated April 6, 2016 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

Change in Size of Offering

The total offering size has been increased from $400 million to $1 billion, which represents an increase of $600 million from the amount reflected in the Preliminary Prospectus Supplement.  See “Changes to the Preliminary Prospectus Supplement” below.

$1,000,000,000 8.250% Senior Notes due 2020

Issuer:	Springleaf Finance Corporation

Aggregate Principal Amount:	$1,000,000,000

Title of Securities:	8.250% Senior Notes due 2020 (the “Notes”)

Maturity Date:	December 15, 2020

Offering Price:	100.00%, plus accrued interest, if any, from April 11, 2016

Coupon:	8.250%

Yield:	8.250%

Spread:	706 basis points

Benchmark Treasury:	1.750% UST due December 31, 2020

Gross Proceeds to Issuer:	$1,000,000,000

Net Proceeds to Issuer After Gross Spread:	$992,375,000

Gross Spread:	0.7625%

Distribution:	SEC Registered

CUSIP and ISIN Numbers:	CUSIP: 85172FAJ8 ISIN: US85172FAJ84

Denominations:	$2,000 and integral multiples of $1,000

Interest Payment Dates:	June 15 and December 15

First Interest Payment Date:	December 15, 2016

Record Dates:	June 1 and December 1

Optional Redemption:

At any time and from time to time prior to the Stated Maturity of the Notes, the Issuer may redeem, at its option, all or part of the Notes upon not less than 30 nor more than 60 days prior notice (with a copy to the Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest to, but excluding, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means with respect to any note on any date of redemption, as determined by the Issuer, the excess, if any, of (a) the sum of the present values of the remaining scheduled payments of principal and interest on the note (excluding accrued but unpaid interest to the date of redemption), discounted to the date of redemption on a semi-annual basis using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points; over (b) the principal amount of the note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the Stated Maturity of the Notes; provided, however, that if the period from the redemption date to the Stated Maturity of such Notes is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. Natixis Securities Americas LLC RBC Capital Markets, LLC

Co-Managers:	Mischler Financial Group, Inc. The Williams Capital Group, L.P.

Trade Date:	April 6, 2016

Settlement Date:	April 11, 2016 (T+3)

Ratings:(1)	B3 (Moody’s) / B (S&P)

Changes to the Preliminary Prospectus Supplement

Offering Size:	The total offering size has been increased from $400 million to $1 billion, which represents an increase of $600 million from the amount reflected in the Preliminary Prospectus Supplement.

Repurchase Transactions:

The Issuer has agreed to repurchase, concurrently with the closing of the offering made pursuant to the Preliminary Prospectus Supplement, as supplemented by this Pricing Supplement (the “offering”), approximately $600 million aggregate principal amount of our outstanding notes, consisting primarily of our Medium Term Notes due 2017 (the ‘‘2017 notes’’), from certain beneficial holders of our notes. Certain beneficial owners of our outstanding notes have agreed to purchase a similar aggregate principal amount of notes offered hereby in the offering.

Use of Proceeds:

The Issuer intends to use a portion of the net proceeds from the offering to repurchase approximately $600 million aggregate principal amount of our outstanding notes, consisting primarily of our 2017 notes, at a premium to principal amount from certain beneficial owners. Certain of those beneficial owners have agreed to purchase notes in the offering. The Issuer intends to use the remaining net proceeds for general corporate purposes, which may include further debt repurchases and repayments.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus and related Preliminary Prospectus Supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you

(1)  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC at highyield.prospectus@credit-suisse.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.